Santiago, March 25, 2025
Mrs. Solange Berstein Jáuregui
President
Financial Markets Commission
Present
Communication of material fact - Board agreement- Proposal related to 2024 income.

Mrs. President
In accordance with the provisions of articles 9 and 10 of Law No. 18,045, it is reported that, in an ordinary session held today, and complimenting the material fact of February 28 of this year and regarding “2) resolve the destination of the 2024 income” the Board of Directors of Banco Santander- Chile agreed to propose to distribute a dividend of $3.18571574 per share, corresponding to 70% of income of 2024, which will be made available to shareholders, from the fifth bank business day in Chile after the approval at the shareholders’ meeting. It will be proposed that the remaining 30% of the income will be assigned to increase reserves and/or accumulated profits of the bank. Also, and within this matter, it was agreed to propose to maintain the powers granted to the Board by the ordinary shareholders' meeting in 2024, to establish monthly provisions for the distribution of dividends above the legal minimum.

Sincerely,

Román Blanco Reinosa
CEO